LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL:

LANTHONY@LEGALANDCOMPLIANCE.COM

October 17, 2012

VIA ELECTRONIC EDGAR FILING

Susan Block, Attorney-Advisor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American International Ventures, Inc.

Form 8-K

Filed June 1, 2012

File No. 000-30368

Dear Ms. Block:

As a follow up to my telephone conversation yesterday with Don Fields of your office, please be advised that this firm has received updated financial information and is in the process of preparing an amendment to the American International Ventures, Inc. Form 8-K originally filed on June 1, 2012.  It is expected that the amendment will be filed by Friday October 26, 2012.

Legal & Compliance, LLC

By:/s/ Laura Anthony, Esq

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832